Exhibit 99.21

CONSENT OF P. SIMARD

I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information regarding the Doyon Gold Project;

2.	Information regarding the Grand Duc Property; and

3.
The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Doyon Gold Project  and the Grand Duc Property and the properties described therein.

Date: March 31, 2008

/s/ Patrice Simard
Name: Patrice Simard
Title: Chief of the Geology Department